UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

INDEPENDENCE CONTRACT DRILLING, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

453415606

(CUSIP Number)

C. Alex Bahn

WilmerHale

2100 Pennsylvania Avenue, NW

Washington, DC 20037

202-663-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

December 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,350,399 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,350,399 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,350,399 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.
(1)

Includes (i) 1,701,000 shares of common stock beneficially owned, and (ii) 1,649,399 shares of common stock underlying the Issuer’s Floating Rate Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”), assuming application of a 19.9% Restricted Ownership Percentage (as defined in this Schedule 13D). The Notes are currently convertible into shares of common stock at the option of the Reporting Persons at a conversion price of $4.51 per share.

(2)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 15,186,780 shares of the Issuer’s common stock outstanding as of November 15, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2024, and assuming conversion of the Notes beneficially owned by each of the respective Reporting Persons (subject to the Restricted Ownership Percentage).

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD Credit Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 727,036 (3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 727,036 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 727,036 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.
(3)	Includes (i) 369,117 shares of common stock beneficially owned and (ii) 357,919 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD PCOF Partners LXXIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,974,055 (4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,974,055 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,974,055 (4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.
(4)	Includes (i) 1,002,229 shares of common stock beneficially owned and (ii) 971,826 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606

1	NAMES OF REPORTING PERSONS MSD Private Credit Opportunity (NON-ECI) Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 649,307 (5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 649,307 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,307 (5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.
(5)	Includes (i) 329,654 shares of common stock beneficially owned and (ii) 319,653 shares of common stock underlying the Notes assuming application of the 19.9% Restricted Ownership Percentage.

CUSIP NO. 453415606

Explanatory Note

This Amendment No. 13 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.01 per share (the “Shares”) of Independence Contract Drilling, Inc., a Delaware corporation (the “Issuer”) filed October 3, 2018, as amended by Amendment No. 1 filed December 15, 2020, Amendment No. 2 filed January 5, 2021, Amendment No. 3 filed June 9, 2021, Amendment No. 4 filed July 6, 2021, Amendment No. 5 filed March 23, 2022, Amendment No. 6 filed April 7, 2022, Amendment No. 7 filed December 22, 2022, Amendment No. 8 filed December 22, 2022, Amendment No. 9 filed February 14, 2023, Amendment No. 10 filed July 12, 2024, Amendment No. 11 filed September 9, 2024, and Amendment No. 12 filed November 27, 2024 by the Reporting Persons (as amended, the “Schedule 13D”).

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Reorganization Plan

As previously disclosed by the Issuer in current reports filed with the Securities and Exchange Commission on December 3 and 5, 2024, on December 2, 2024, the Issuer and its subsidiary, Sidewinder Drilling LLC (“Sidewinder” and together with the Issuer, the “Debtors”), filed a petition under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court” and the Chapter 11 process filed at the Bankruptcy Court, the “Chapter 11 Cases”). Concurrently, the Debtors filed the Joint Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (as amended, modified, or supplemented from time to time, the “Reorganization Plan”). The Reorganization Plan contemplates, among other things, that holders of the Notes will receive their Pro Rata (as defined in the Reorganization Plan) share of (a) 100% of the common stock of the Reorganized ICD (as defined in the Reorganization Plan) authorized to be issued and outstanding on or after the effective date pursuant to the Reorganization Plan, subject to dilution on account of any equity issued pursuant to the Management Incentive Plan (as defined in the Reorganization Plan) and (b) solely $7,500,000, on account of the Additional Notes (as defined in the Reorganization Plan), plus the amount of accrued and unpaid interest on the Additional Notes, in principal amount of the Exit Facility Term Loans (as defined in the Reorganization Plan). The Reorganization Plan is subject to approval by the Bankruptcy Court.

DIP Facility

The continued operation of the Issuer is proposed to be financed through a senior secured superiority debtor-in-possession term loan facility (the “DIP Facility”) to be provided by Glendon Capital Management, L.P. or its designee and MSD Partners, L.P. or its designee (collectively, the “DIP Lenders”) pursuant to the Senior Secured Superpriority Debtor-in-Possession Credit Facility Term Sheet (the “DIP Term Sheet”), subject to the approval of the Bankruptcy Court. On December 4, 2024, the Bankruptcy Court issued the order approving the DIP Facility.

Under the terms and conditions of the DIP Facility set forth in the DIP Term Sheet, the DIP Lenders will provide an aggregate principal amount not to exceed at any time outstanding aggregate principal of $32,500,000 (the “DIP Commitment”) of senior secured superpriority debtor-in-possession term loans (the “DIP Loans”), which may be drawn down by the Issuer from time to time on or after certain closing dates based on the Issuer’s satisfaction of certain conditions set forth in the DIP Term Sheet, including up to $27,500,000 on or after the Interim Closing Date (as defined in the DIP Term Sheet) and up to the remaining available DIP Commitment balance on or after the Final Closing Date (as defined in the DIP Term Sheet). Any borrowing of DIP Loans shall permanently decrease the DIP Commitment, and DIP Loans repaid may not be reborrowed. The proceeds of any DIP Loans will be used strictly in accordance with an Approved Budget (as defined in the DIP Term Sheet) other than certain Permitted Variances (as defined in the DIP Term Sheet) for (i) working capital and general corporate purposes of the Debtors, (ii) for bankruptcy-related costs and expenses, (iii) for costs and expenses related to the DIP Facility, and (iv) to pay down borrowings under the Revolving ABL Credit Agreement.

The DIP Loans will each bear an interest rate equal to SOFR for a one-month interest period plus 4.00%, payable monthly on the first business day of each month in arrears. At all times automatically following the occurrence and during the continuance of an Event of Default (as defined in the DIP Term Sheet), amounts due on the DIP Loans shall bear interest at a rate equal to 2.00% per annum in excess of the interest rate above.

The Issuer’s obligation to repay the DIP Loans under the proposed DIP Facility is guaranteed by Sidewinder. In addition, the claims of the DIP Lenders will be (i) entitled to superpriority administrative expense claim status, subject to certain customary exclusions in the DIP Term Sheet and (ii) secured by (A) a perfected first-priority lien, (B) a perfected junior lien and (C) a perfected first-priority priming lien, in each case, on the DIP Collateral (as defined in the DIP Term Sheet), subject to certain Prepetition Permitted Liens (as defined in the DIP Term Sheet) and certain exclusions and exceptions carved out in the DIP Term Sheet.

The DIP Loans (together with all other obligations under the DIP Facility) will mature and be due and payable on the earliest to occur of: (i) 90 calendar days after December 2, 2024; (ii) 40 calendar days after December 2, 2024 if the Final DIP Order (as defined in the DIP Term Sheet) has not been entered by the Bankruptcy Court on or before such date; (iii) consummation of any transaction or group of transactions constituting an Alternative Restructuring Transaction (as defined in the DIP Term Sheet); (iv) entry of an order by the Bankruptcy Court approving (A) a motion seeking conversion or dismissal of any or all of the Chapter 11 Cases or (B) a motion seeking the appointment or election of a trustee, a responsible officer or examiner with enlarged powers relating to the operation of the Debtors’ business; (v) the date, if any, on which the Bankruptcy Court orders the conversion of the bankruptcy case of any of the Debtors to a liquidation pursuant to Chapter 7 of the Bankruptcy Code; and (vi) the acceleration of the DIP Loans and the termination of the DIP Facility in accordance with the Interim DIP Order (as defined in the DIP Term Sheet), the Final DIP Order, or the DIP Term Sheet.

The DIP Term Sheet contains customary representations, warranties, affirmative and negative covenants, and events of default and remedies. The DIP Term Sheet contains milestones relating to the Chapter 11 Cases, which include the dates by which the Debtors are required to, among other things, file certain motions and documents with the Bankruptcy Court, obtain the Interim DIP Order and Final DIP Order of the Bankruptcy Court, and satisfy all conditions to effectiveness of the Reorganization Plan.

The foregoing descriptions of the Issuer’ Reorganization Plan and the DIP Facility do not purport to be complete and are qualified in their entirety by reference to the full and complete terms of the Reorganization Plan, which is attached as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 3, 2024, and the DIP Term Sheet, a copy of which is attached as Exhibit 99.2 to this Amendment and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended as follows:

A.	MSD Partners, L.P.

(a)	As of the date hereof, MSD Partners, L.P. beneficially owns, in aggregate, 3,350,399 Shares, representing 19.9% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 3,350,399

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 3,350,399

B.	MSD Credit Opportunity Master Fund, L.P.

(a)	As of the date hereof, MSD Credit Opportunity Master Fund, L.P. beneficially owns, in aggregate, 727,036 Shares, representing 4.7% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 727,036

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 727,036

C.	MSD PCOF Partners LXXIII, LLC

(a)	As of the date hereof, MSD PCOF Partners LXXIII, LLC beneficially owns, in aggregate, 1,974,055 Shares, representing 12.2% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,974,055

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,974,055

D.	MSD Private Credit Opportunity (NON-ECI) Fund, LLC

(a)	As of the date hereof, MSD Private Credit Opportunity (NON-ECI) Fund, LLC beneficially owns, in aggregate, 649,307 Shares, representing 4.2% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 649,307

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 649,307

E.	MSD Partners (GP), LLC

(a)	As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 3,350,399 Shares, representing 19.9% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 3,350,399

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 3,350,399

F.	Gregg R. Lemkau

(a)	As of the date hereof, Gregg R. Lemkau beneficially owns, in aggregate, 3,350,399 Shares, representing 19.9% of the Issuer’s outstanding Shares.(1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 3,350,399

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 3,350,399

(1)

Includes shares of the Issuer’s common stock underlying the Notes held by the Reporting Persons, as specified on the cover pages of this Amendment, after application of the Restricted Ownership Percentage. The percentage used herein and in the rest of this Amendment is calculated based upon 15,186,780 shares of the Issuer’s common stock outstanding as of November 15, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2024, and assuming conversion of the Notes beneficially owned by each of the respective Reporting Persons (subject to the Restricted Ownership Percentage).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended in its entirety as follows:

The information in Item 4 is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be filed as Exhibits

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement dated December 6, 2024

99.2	DIP Term Sheet, dated as of December 4, 2024, by and among Independence Contract Drilling, Inc., Sidewinder Drilling LLC, MSD PCOF Partners LXXIII, LLC, MSD Private Credit Opportunity (NON-ECI) Fund, LLC, MSD Credit Opportunity Master Fund, L.P. and Glendon Opportunities Fund II, L.P. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 5, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2024

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD PCOF Partners LXXIII, LLC

By:	MSD Partners, L.P.
Its:	Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Private Credit Opportunity (NON-ECI) Fund, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager
By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory